Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Thursday October 22, 2026

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

		Total number of
ASX +security		+securities to be
code	Security description	issued/transferred	Issue date

NVXAD	PERFORMANCE RIGHTS	2,069,742	22/10/2026

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

22/10/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code ("new class")

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3C - number and type of +securities the subject of this notification (new class)

New +securities

ASX +security code
NVXAD: PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

22/10/2026

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an associate?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

https://asx.api.cmfyapp.com/asx-research/1.0/file/2924-03068742-2A1660572&v=undefined

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

2,069,742

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVX : ORDINARY FULLY PAID	997,927,386

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVXAD : PERFORMANCE RIGHTS	22,693,082

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667

NVXAL : CONVERTIBLE NOTES	45,221,586

NVXAH : CONVERTIBLE DEBENTURES	35,000,000

NVXAM : Share Rights	1,371,566

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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